Exhibit 99.1

DR. REDDY'S LABORATORIES LTD.	CONTACT
8-2-337, Road No. 3, Banjara Hills,	Investor relationS	Media relationS
Hyderabad - 500034. Telangana, India.	Saunak Savla	Calvin Printer
	saunaks@drreddys.com	calvinprinter@drreddys.com
	(Ph: +91-40-4900 2135)	(Ph: +91-40-4900 2121)

Dr. Reddy’s Q1 FY19 Financial Results

Hyderabad, India, July 26, 2018: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY) today announced its consolidated financial results for the quarter ended June 30, 2018 under International Financial Reporting Standards (IFRS).

Revenues	Rs. 3,721 Cr
[YoY: 12% Up, QoQ: 5% Up]

Gross Margin	55.7%
[Q1 FY18: 51.6%; Q4 FY18: 53.5%]

SG&A expenses	Rs. 1,211 Cr
[YoY: 3% Up, QoQ: Flat]

R&D expenses	Rs. 416 Cr
[11.2% of Revenues]

Profit before Tax	Rs. 501 Cr
[13.5% of Revenues]

Profit after Tax	Rs. 456 Cr
[12.3% of Revenues]

Commenting on the results, Co-chairman and CEO, GV Prasad said “I am pleased with our first quarter results, aided by the launch of gSuboxone. Our focus on operational efficiencies has helped in significantly improving our margin profile. Looking ahead, while we may continue to experience price erosion in the North America Generics market, we will also continue to drive growth and cost efficiencies, at the same time, enhancing our quality management systems and building healthy portfolios across the markets we serve”.

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs.68.46

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	Q1 FY19		Q1 FY18		YoY	Q4 FY18		QoQ
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr%
Revenues	543	37,207	484	33,159	12	516	35,349	5
Cost of Revenues	241	16,479	235	16,062	3	240	16,454	0
Gross Profit	303	20,728	250	17,097	21	276	18,895	10
Operating Expenses
Selling, General & Administrative expenses	177	12,106	172	11,763	3	176	12,067	0.3
Research and Development expenses	61	4,157	74	5,075	(18)	63	4,348	(4)
Other operating (income) / expense	(4)	(303)	(3)	(194)	56	(2)	(167)	80
Results from operating activities	70	4,768	7	453	952	39	2,647	80
Net finance (income) / expense	(2)	(156)	(3)	(221)	(30)	(15)	(1,032)	(85)
Share of (profit) / loss of equity accounted investees	(1)	(83)	(1)	(98)	(15)	(1)	(69)	20
Profit before income tax	73	5,007	11	772	548	55	3,748	34
Income tax expense	7	446	3	181	146	11	726	(39)
Profit for the period	67	4,561	9	591	672	44	3,022	51

Diluted Earnings Per Share (EPS)	0.40	27.45	0.05	3.56	672	0.27	18.18	51

As % to Revenues	Q1 FY19	Q1 FY18	Q4 FY18
Gross Profit	55.7	51.6	53.5
SG&A	32.5	35.5	34.1
R&D	11.2	15.3	12.3
PBT	13.5	2.3	10.6
PAT	12.3	1.8	8.5

EBITDA Computation

	Q1 FY19		Q1 FY18		Q4 FY18
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	73	5,007	11	772	55	3,748
Interest (income) net*	(1)	(46)	(3)	(211)	(15)	(1,001)
Depreciation#	32	2,214	29	2,008	31	2,109
Amortization#	13	896	12	791	13	921
EBITDA	118	8,071	49	3,360	84	5,777

* Includes income from Investments       # includes impairment charge

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs.68.46

Key Balance Sheet Items

	As on 30th June, 2018		As on 31st March 2018		As on 30th June 2017
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and other investments	249	17,047	344	23,517	213	14,572
Trade receivables (current & non-current)	703	48,095	596	40,786	601	41,140
Inventories	460	31,498	425	29,089	410	28,095
Property, plant and equipment	833	57,020	845	57,869	842	57,611
Goodwill and Other Intangible assets	720	49,289	710	48,610	709	48,564
Loans and borrowings (current & non-current)	793	54,273	741	50,714	737	50,462
Trade payables	216	14,816	234	16,052	193	13,225
Equity	1,905	1,30,430	1,847	1,26,460	1,803	1,23,423

Revenue Mix by Segment

	Q1 FY19	Q1 FY18	YoY	Q4 FY18	QoQ
Particulars	(Rs.)	(Rs.)	Growth %	(Rs.)	Growth %
Global Generics	30,636	27,455	12	27,836	10
North America	15,903	14,946	6	14,487	10
Europe	2,016	2,075	(3)	1,711	18
India	6,074	4,687	30	6,138	(1)
Emerging Markets	6,643	5,747	16	5,500	21
Pharmaceutical Services and Active Ingredients (PSAI)	5,409	4,651	16	6,251	(13)
Proprietary Products & Others	1,162	1,053	10	1,262	(8)
Total	37,207	33,159	12	35,349	5

Segmental Analysis

Global Generics (GG)

Revenues from GG segment at Rs.30.6 billion. Year-on-year growth of 12%, primarily driven by contributions from Emerging Markets, India and launch of gSuboxone in the US. Sequential growth is 10%.

•	Revenues from North America at Rs.15.9 billion. Year-on-year growth is 6%. Sequential growth of 10%, driven by contribution from new products, primarily gSuboxone, and partly offset by competitive pressures on some of the key molecules.

As of 30th June 2018, cumulatively 112 generic filings are pending for approval with the USFDA (109 ANDAs and 3 NDAs under 505(b)(2) route). Of these 109 ANDAs, 61 are Para IVs out of which we believe 30 have ‘First to File’ status.

•	Revenues from Emerging Markets at Rs.6.6 billion. Year-on-year growth is 16%. Sequential growth is 21%.

-	Revenues from Russia at Rs.3.8 billion. Year-on-year growth of 9%. Constant currency growth is 14%. Growth primarily driven by new launches and volume traction in some of the key molecules.

-	Revenues from other CIS countries and Romania market at Rs.1.2 billion. Year-on-year growth of 37%, primarily driven by new launches across markets.

-	Revenues from Rest of World (RoW) territories at Rs.1.7 billion. Year-on-year growth of 17%, primarily driven by new markets and volume traction in base business.

•	Revenues from India at Rs.6.1 billion. Year-on-year growth of 30%. Q1FY18 was impacted due to GST transition.

•	Revenues from Europe at Rs.2.0 billion. Year-on-year decline of 3%, primarily on account of higher price erosion in some of the key molecules.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI at Rs.5.4 billion. Year-on-year growth of 16%. Sequential decline is 13%
•	During the quarter, we filed two DMFs with the USFDA.

Proprietary Products (PP)

•	Revenues from PP at Rs.726 million. Year-on-year growth of 42%, majorly driven by volume traction coupled with better realizations in some of the key molecules. Sequential decline is 14%. Q4FY18 had a one-time out licensing income of Rs.160 million, received from Encore Dermatology Inc.

Income Statement Highlights:

•	Gross profit margin at 55.7%.

-	Improved by ~230 bps sequentially and ~410 bps over that of previous year

-	Improvement primarily aided by contribution from new launches including gSuboxone, leverage benefit, better product mix coupled with favorable foreign exchange. This was partially offset by higher price erosions due to channel consolidation and increased competitive intensity in some of our key molecules in the US.

-	Gross profit margin for GG and PSAI business segments are at 61.2% and 21.9% respectively.

•	SG&A expenses at Rs.12.1 billion, marginal increase of 3% on a year-on-year basis and remained flat sequentially.

•	R&D expenses at Rs.4.2 billion. As % to Revenues- Q1 FY19: 11.2% | Q4 FY 18: 12.3% | Q1 FY18: 15.3%. Decrease is primarily on account of quarterly variation in the milestone related payments and other spend activities. Focus continues on building complex generics, biosimilars and differentiated products pipeline.

•	Net Finance income at Rs.156 million compared to Rs.221 million in Q1FY18.

•	Profit after Tax at Rs.4.6 billion. The effective tax rate is 8.9% for the quarter. This is lower primarily on account of profit mix and favourable resolutions of certain tax related litigations pertaining to earlier years. The effective tax rate in Q1FY18 was 23.5%

•	Diluted earnings per share is at Rs.27.45

•	Capital expenditure is at Rs.2.3 billion.

Earnings Call Details (06:30 pm IST, 09:00 am EDT, July 26, 2018)

The Company will host an earnings call to discuss the performance and answer any questions from participants.

Audio conference Participants can dial-in on the numbers below

Primary number:	91 22 6280 1219
Secondary number:	91 22 7115 8120

The numbers listed above are universally accessible from all networks and all countries.

Local Access number (India):	91 70456 71221

International Toll Free Number	USA	18667462133
	UK	08081011573
	Singapore	8001012045
	Hong Kong	800964448

Playback of call:	91 22 7194 5757, 91 22 6663 5757
Conference ID:	375#

Transcript of the event will be available at www.drreddys.com. Playback will be available for a few days.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.